UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	13D	Page 1 of 20 pages

1	Names of Reporting Persons CCP III Cayman GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,897,947
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,897,947

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,897,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.3%
14	Type of Reporting Person CO

CUSIP No. 38046W105	13D	Page 2 of 20 pages

1	Names of Reporting Persons CB Blizzard Holdings C, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 799,572
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 799,572

11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,572
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 3 of 20 pages

1	Names of Reporting Persons Centerbridge Associates III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 4 of 20 pages

1	Names of Reporting Persons CCP III AIV VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 5 of 20 pages

1	Names of Reporting Persons CB Blizzard Co-Invest Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 6 of 20 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP A, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 7 of 20 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,712,197
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,712,197

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,197
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 8 of 20 pages

1	Names of Reporting Persons Blizzard Aggregator, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 9 of 20 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings GP B, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	13D	Page 10 of 20 pages

1	Names of Reporting Persons CB Blizzard Lower Holdings B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,386,178
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,386,178

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,386,178
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.7%
14	Type of Reporting Person PN

CUSIP No. 38046W105	13D	Page 11 of 20 pages

1	Names of Reporting Persons Jeffrey H. Aronson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,897,947
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,897,947

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,897,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.3%
14	Type of Reporting Person IN

CUSIP No. 38046W105	13D	Page 12 of 20 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoHealth, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 214 West Huron St., Chicago, IL 60654.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

CCP III Cayman GP Ltd. (“CCP GP”);

CB Blizzard Holdings C, L.P. (“CB Blizzard C”);

Centerbridge Associates III, L.P.;

CCP III AIV VII Holdings, L.P.;

CB Blizzard Co-Invest Holdings, L.P.;

CB Blizzard Lower Holdings GP A, LLC;

CB Blizzard Lower Holdings A, L.P. (“CB Blizzard A”);

Blizzard Aggregator, LLC;

CB Blizzard Lower Holdings GP B, LLC;

CB Blizzard Lower Holdings B, L.P. (“CB Blizzard B”); and

Jeffrey H. Aronson

CCP GP is organized under the laws of the Cayman Islands. Mr. Aronson is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The principal business address of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152. The principal occupation of Mr. Aronson is Co-Founder and Managing Principal of Centerbridge Partners. The other Reporting Persons are principally engaged in the business of managing investments in securities, including securities of the Issuer.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons (acting as a single voting unit, “Centerbridge”) and NVX Holdings, Inc. (“NVX,” and collectively with Centerbridge, the “Stockholders”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by NVX are not the subject of this Schedule 13D. For a description of the relationship between Centerbridge and NVX, see Item 4 below.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 38046W105	13D	Page 13 of 20 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (“IPO”), certain of the Reporting Persons and their affiliates acquired membership interests (“LLC Interests”) in GoHealth Holdings, LLC, a subsidiary of the Issuer, in a series of transactions. In connection with certain reorganization transactions consummated at and following pricing of the IPO, and as more fully described in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2020, the Reporting Persons acquired 40,682,961 shares of Class A Common Stock and 80,792,677 shares of the Issuer’s Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), each of which votes on a 1-for-1 basis with the Class A Common Stock and which will be proportionately cancelled for no consideration in connection with any redemption of the LLC Interests held by the Reporting Persons.

From November 15, 2022 to November 17, 2022, CB Blizzard C purchased 9,083,645 shares of Class A Common Stock for aggregate consideration of approximately $4.3 million in a series of open-market transactions.

On November 17, 2022, after market close, the Issuer effected a 1-for-15 reverse stock split of its Class A Common Stock and Class B Common Stock (the “Stock Split”). The beneficial ownership amounts in this Schedule 13D are presented on a post-split basis.

From November 18, 2022 to November 23, 2022, CB Blizzard C purchased 193,996 shares of Class A Common Stock for aggregate consideration of approximately $1.6 million in a series of open-market transactions.

The Reporting Persons obtained the funds used to acquire their interests in the Issuer’s securities through capital contributions from their partners and members.

Item 4.	Purpose of Transaction.

Stockholders Agreement

In connection with the IPO, the Issuer entered into a stockholders agreement, dated July 15, 2020 (the “Stockholders Agreement”), with the Stockholders. Pursuant to the Stockholders Agreement, each of the Stockholders has the right to nominate to the Issuer’s board of directors (the “Board”) (i) two directors, if the respective Stockholder continues to beneficially own at least 10% of the aggregate number of shares of the outstanding Class A Common Stock, or (ii) one director, if the respective Stockholder continues to beneficially own less than 10% but at least 5% of the aggregate number of shares of the outstanding Class A Common Stock. Each of the Stockholders has the right to nominate to the Board an additional (i) two independent directors (within the meaning of the NASDAQ Listing Rules), if the respective Stockholder continues to beneficially own at least 20% of the aggregate number of shares of the outstanding Class A Common Stock, or (ii) one independent director, if the respective Stockholder continues to beneficially own less than 20% but at least 15% of the aggregate number of shares of the outstanding Class A Common Stock.

CUSIP No. 38046W105	13D	Page 14 of 20 pages

Additionally, pursuant to the Stockholders Agreement, each of the Stockholders will have the right to appoint one board observer so long as the respective Stockholder beneficially owns, directly or indirectly, at least 5% of the outstanding Class A Common Stock.

Registration Rights Agreement

In connection with the IPO, the Issuer entered into a registration rights agreement, dated July 15, 2020 (the “Registration Rights Agreement”), with certain of the Reporting Persons and the other parties thereto, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to the Reporting Persons, for the resale under the Securities Act of 1933, as amended, of the Class A Common Stock held by them, directly or indirectly, as a result of the IPO, subject to certain conditions set forth therein.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Contingent Promissory Note

In connection with the IPO, certain of the Reporting Persons entered into a contingent promissory note (the “Note”), dated July 15, 2020, with certain of the Issuer’s other securityholders, including NVX, BCCJ, LLC and Blizzard Management Feeder, LLC (collectively, the “Payees”), pursuant to which such Reporting Persons have agreed to pay the Payees up to approximately $71.3 million in the event such Reporting Persons’ Realized Cash Proceeds (as defined in the Note) exceed certain dollar thresholds. Specifically, if such Reporting Persons’ Realized Cash Proceeds on their equity holdings as of the time of the IPO (whether from dividends, distributions, or sales) exceeds approximately $1.35 billion, the Payees shall be entitled to receive a cash payment in the amount of such excess, up to approximately $35.6 million. The remaining amount due under the Note shall be paid in the event the Realized Cash Proceeds exceed $1.62 billion (in the amount of such excess, up to the remaining amount due). The Note will automatically terminate upon the earlier to occur of (a) its full payment and (b) 30 days following the date on which such Reporting Persons no longer hold any of the equity securities of the Issuer held at the effective date of the Note.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 38046W105	13D	Page 15 of 20 pages

While the open-market purchases that preceded this filing were not made with a view to a take-private or other similar extraordinary transactions involving the Issuer, nothing precludes the Reporting Persons from pursuing other potential transactions involving shares of the Issuer. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, pursuant and in addition to the rights granted under the Stockholders Agreement, the Reporting Persons may engage in discussions with management, the Board, stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 38046W105	13D	Page 16 of 20 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 8,890,469 shares of Class A Common Stock outstanding as of November 18, 2022 following the Stock Split, as provided by the Issuer, plus, as applicable, 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CCP III Cayman GP Ltd.	8,897,947	62.3%	0	8,897,947	0	8,897,947
CB Blizzard Holdings C, L.P.	799,572	9.0%	0	799,572	0	799,572
Centerbridge Associates III, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CCP III AIV VII Holdings, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Co-Invest Holdings, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings GP A, LLC	2,712,197	30.5%	0	2,712,197	0	2,712,197
CB Blizzard Lower Holdings A, L.P.	2,712,197	30.5%	0	2,712,197	0	2,712,197
Blizzard Aggregator, LLC	5,386,178	37.7%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings GP B, LLC	5,386,178	37.7%	0	5,386,178	0	5,386,178
CB Blizzard Lower Holdings B, L.P.	5,386,178	37.7%	0	5,386,178	0	5,386,178
Jeffrey H. Aronson	8,897,947	62.3%	0	8,897,947	0	8,897,947

CB Blizzard A is the record holder of 2,712,197 shares of Class A Common Stock. CB Blizzard C is the record holder of 799,572 shares of Class A Common Stock. CB Blizzard B is the record holder of 5,386,178 LLC Interests. Each of these figures are presented on a post-split basis.

CCP GP is the general partner of CB Blizzard C and may be deemed to share beneficial ownership of the securities held of record by CB Blizzard C. CCP GP is also the general partner of Centerbridge Associates III, L.P., which is the general partner of each of CCP III AIV VII Holdings, L.P. and CB Blizzard Co-Invest Holdings, L.P., which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard A. As a result, each of

CUSIP No. 38046W105	13D	Page 17 of 20 pages

the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CB Blizzard A. CCP GP is also the sole manager of Blizzard Aggregator, LLC, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard B. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the LLC Interests held of record by CB Blizzard B.

Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by NVX are not the subject of this Schedule 13D and accordingly, NVX is not included as a reporting person herein.

(c) Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, the Registration Rights Agreement and the Note, and is incorporated herein by reference. A copy of each of the Stockholders Agreement and the Registration Rights Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth in Item 4, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 38046W105	13D	Page 18 of 20 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders Agreement, dated July 15, 2020, by and among GoHealth, Inc. and the persons and entities listed on the schedules attached thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2020).

3	Registration Rights Agreement, dated July 15, 2020, by and among GoHealth, Inc. and each other person identified on the schedule of investors attached thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2020).

CUSIP No. 38046W105	13D	Page 19 of 20 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

CCP III Cayman GP Ltd.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Holdings C, L.P.

By:	CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Centerbridge Associates III, L.P.

By:	CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP III AIV VII Holdings, L.P.

By:	Centerbridge Associates III, L.P., its general partner
By:	CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Co-Invest Holdings, L.P.

By:	Centerbridge Associates III, L.P., its general partner
By:	CCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CUSIP No. 38046W105	13D	Page 20 of 20 pages

CB Blizzard Lower Holdings GP A, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings A, L.P.,

By:	CB Blizzard Lower Holdings GP A, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Blizzard Aggregator, LLC,

By:	CCP III Cayman GP Ltd., its sole manager

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings GP B, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CB Blizzard Lower Holdings B, L.P.,

By:	CB Blizzard Lower Holdings GP B, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson